THE MARQUIE GROUP, INC.

August 27, 2019

United States Securities and Exchange Commission	VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Joshua Shainess

Re:	The Marquie Group, Inc.
Offering Statement on Form 1-A
Filed April 30, 2019
File No. 024-10992

Dear Mr. Joshua Shainess:

Further to our receipt of confirmation from your office that all comments on The Marquie Group Inc.’s (the “Company”) Offering Statement on Form 1-A have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday, August 28, 2019 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Marc Angell
Marc Angell, CEO